Summary of the resolutions adopted in the annual general meeting of shareholders of
Tenaris S.A. (the “Company”) held on May 28, 2003 at
Banque Générale du Luxembourg
at 50, av. J.F. Kennedy L-2951 Luxembourg at 11:00.

_________________

(1)     Approval of the Company’s annual financial statements for the fiscal year ended December 31, 2002. Approval of the report of the Board of Directors and of the independent auditor on such financial statements.

The meeting resolved to approve the Company’s annual financial statements for the fiscal year ended December 31, 2002 and the report of the Board of Directors and of the independent auditor on such financial statements.

(2)     Approval of the Company’s consolidated combined annual financial statements for the fiscal year ended December 31, 2002. Approval of the report of the Board of Directors and of the independent auditor on such financial statements.

The meeting resolved to approve the Company’s consolidated annual financial statements for the fiscal year ended December 31, 2002 and the report of the Board of Directors and of the independent auditor on such financial statements.

(3)     Allocation of results. Approval of dividend payment.

The meeting ratified the dividend of US$ 9,270,000 paid on August 27, 2002, before the Company’s shares were listed.

The meeting considered and approved the proposal made by the Board of Directors to distribute on June 23, 2003 a dividend to all shareholders of US$115,000,000 (equivalent to US$0.09908 per share currently issued and outstanding and US$0.9908 per ADR currently issued and outstanding), which shall be paid from the Company’s other distributable reserve account of US$206,744,261. The meeting further approved to authorize the Board of Directors to determine, in its discretion, the terms and conditions of the dividend payment including the applicable record date and, if material circumstances appear and dictate so, to change the payment date.

(4) Discharge of Directors’ responsibilities

The meeting resolved to discharge from liability the members of the board of directors for the performance of their duties during the year ended December 31, 2002.

[_]   Mr. Roberto Bonatti

[_]   Mr. Renato Lorenzin

[_]   Mr. Fernando R. Mantilla

[_]   Mr. Paolo Rocca

(5)     Election of members of the Board of Directors.

The meeting resolved to appoint the following persons to the Board of Directors of the Company until the next annual general meeting that will be convened to decide on the 2003 accounts.

•	Mr. Roberto Rocca,

•	Mr. Roberto Bonatti,

•	Mr. Carlos Manuel Franck,

•	Mr. Pedro Pablo Kuczynski,

•	Mr. Bruno Marchettini,

•	Mr. Gianfelice Rocca,

•	Mr. Paolo Rocca,

•	Mr. Jaime Serra Puche

•	Mr. Amadeo Vázquez

•	Mr. Guillermo F. Vogel

(6)     Authorisation to the Board of Directors to delegate the day-to-day management of the business to one or more of its members.

For the proper management of the Company’s affairs, the meeting resolved to authorise the Board of Directors to delegate day to day management of the Company’s affairs to Mr. Paolo Rocca.

(7)     Determination of compensation to the members of the Board of Directors.

The meeting resolved to approve the compensation of each of the members of the board for the fiscal year ending December 31, 2003 in the sum of US$ 50,000.

An additional amount of US$ 800,000, payable in monthly instalments, plus a performance bonus that the Board of Directors will determine in the order of US$400,000 for the President and Chief Executive Officer for the fiscal year ending December 31, 2003 has been previously decided by the Board of Directors.

(8)     Confirmation and appointment of independent auditors and approval of their fees.

The meeting was advised that the Audit Committee and the Board of Directors proposed the appointment of PricewaterhouseCoopers S.àr.l. as the independent auditors for fiscal year period 2003 to be engaged until the next annual general meeting that will be convened to decide on the 2003 accounts. The meeting was also asked to ratify the fees of US$80,000 paid to PricewaterhouseCoopers S.à.r.l. for audit services rendered during the fiscal year ended December 31, 2002 and to further approve the sum of US$80,000 for audit services to be rendered during the fiscal year ending December 31, 2003. All three proposals were approved by the meeting. The meeting also resolved to authorise the Board of Directors to modify such compensation whenever it would conclude that circumstances would merit a change.

(9)    Miscellaneous.

No resolutions were adopted in this point of the agenda.